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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
                            OR 15d-16
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of        November, 1999

                   Golden Ocean Group Limited
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         (Translation of registrant's name into English)

      P.O. Box 265, Suite 6, Tower Hill House, Le Bordage,
             St. Peter Port, GY1 3QU Channel Islands
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             (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F / X /      Form 40-F /   /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.    Yes /   /      No / X /

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-___________________________.]



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The following is the text of a press release dated November 4,
1999:

FOR IMMEDIATE RELEASE

GOLDEN OCEAN RECEIVES BONDHOLDER APPROVAL

LeBordage, Channel Islands, November 3, 1999.

Golden Ocean Group Limited announced today that it had received the approval of holders of approximately 70% in face amount of its Senior Notes due 2001 to the waiver of Note covenants related to the delivery of the very large crude carrier ("VLCC") OPALIA from Kawasaki Heavy Industries and the scheduled deliveries of three additional VLCCs from Hitachi Zosen Corporation. Approval of a majority of the holders was required. A wholly-owned subsidiary of Golden Ocean has entered into an agreement to purchase the OPALIA following the expiration of its charter to Shell International in either two or four years. Two of the Hitachi Zosen VLCCs, when delivered, are to be placed under the commercial management of Stena Bulk, the third is on option to that company.

The successful consent solicitation represents an important step for Golden Ocean in following its strategy of building the largest and youngest VLCC fleet.

For further information contact:

In the USA: Jim Lawrence
MTI Network (USA)
Tel: +1 203 406 0106
Fax: +1 203 406 0110
Email: info@intmarketingstrategies.com

In London: Patrick Adamson
MTI Network (UK)
Tel: +44 207 341 9111
Fax: +44 207 370 1147
Email: info@mtinetwork.com



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                           SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  GOLDEN OCEAN GROUP LIMITED
                                  (registrant)

Date: November 5, 1999            By: /s/ Fred W.Y. Cheng
                                      ______________________
                                      Fred W.Y. Cheng
                                      Chairman








































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